Exhibit 99.B(d)(2)(K)(v)

January 1, 2004

Mr. Tom Warren

Janus Capital Management LLC

151 Detroit Street

Denver, CO 80206

Dear Mr. Warren:

Pursuant to Section 6 of the Portfolio Management Agreement dated April 3, 2002 among ING Investors Trust (the “Trust”) (formerly The GCG Trust), Directed Services, Inc. (the “Manager”) and Janus Capital Management LLC (the “Investment Manager”) (the “Agreement”) we hereby modify the fees payable to the Portfolio Manager for ING Janus Growth and Income Portfolio and ING Janus Special Equity Portfolio (the “Portfolios”) as indicated below.

This letter will serve as an amendment to the Agreement and is intended to result in the reallocation of certain investment advisory fees (“Reallocation”) that are paid by the Portfolios to the Investment Manager for the investment management of such Portfolios.

SERIES	FEE

ING Janus Growth and Income Portfolio and ING Janus Special Equity Portfolio	0.4500% on first $500 million 0.4250% on next $500 million 0.4000% thereafter

REPRESENTATIONS

1.             Investment Manager represents that it will not reduce the quality or quantity of its services to the Trust under the Agreement as a result of the reduced fee schedule contained in this Amendment, however Investment Manager makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Portfolios or that the Portfolios will perform comparably with any standard or index, including other clients of Investment Manager.

2.             Manager represents that:  (a) it will not reduce the quality or quantity of its services to the Trust under the Agreement as a result of the reduced fee schedule contained in this Amendment;  (b) approval of this revised fee schedule has been obtained from the Board of Trustees of the Trust; and (c) in accordance with current positions of the Division of Investment Management of the Securities and Exchange Commission, as articulated in its no-action letter dated August 5, 1997 (INVESCO, SEC Ref. No. 97-198-CC, 1997 SEC No-Act. LEXIS 787), and Investment Manager’s representations above, the Reallocation complies with the requirements of such letter.

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule B of the Agreement, effective January 1, 2004. The Amended Schedule B, with the annual portfolio management fees indicated for the Portfolios, is attached hereto.

Please signify your acceptance of the modified fees under the Agreement with respect to the Portfolios by signing below.

Very sincerely,

/s/ Robert S. Naka
Robert S. Naka
Senior Vice President
ING Investors Trust

ACCEPTED AND AGREED TO:
Janus Capital Management LLC

By:	/s/ Girard Miller
Name:	/s/ Girard Miller
Title:	COO , Duly Authorized